China Agri-Business, Inc.

Building 2, Unit 1, 15th Floor Ling Xian Xin Cheng 86 Gaoxin Road Hi-Tech Industrial Development Zone Xian, Shannxi, China 710065	11 East 86th Street New York, New York 10028

November 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for China Agri-Business, Inc. (the “Registrants”) Registration Statement on Form S-1 File No. 333-157346 (the “Registration Statement”)

Ladies and Gentlemen:

The Registrant hereby requests that the above-referenced Registration Statement be declared effective on November 13, 2009, at 5:30 p.m., EDT, or as soon as practicable thereafter.

The Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Agri-Business, Inc.

By:	/s/ Xialong Zhou
Xiaolong Zhou
Chief Financial Officer